UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

DATE OF REPORT (DATE OF EARLIEST EVENT REPORTED): February 1, 2008

BLINK LOGIC INC.

(Exact name of registrant as specified in its charter)

Nevada	000-05996	91-0835748
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1038 Redwood Highway, Suite 100A
Mill Valley, CA 94941
(Address of principal executive offices and Zip Code)

Registrant's telephone number, including area code: (415) 389-1625

Copies to:
Gregory Sichenzia, Esq.
Darrin Ocasio, Esq.
Sichenzia Ross Friedman Ference LLP
61 Broadway, 32 Floor
New York, New York 10006
Phone: (212) 930-9700
Fax: (212) 930-9725

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 5.03 AMENDMENTS TO ARTICLES OF INCORPORATION OR BYLAWS; CHANGE IN FISCAL YEAR

Blink Logic Inc. (the "Company"), filed a Certificate of Amendment to its Articles of Incorporation (the "Certificate of Amendment") with the Secretary of State of the State of Nevada to effect a reverse split at a ratio of one-for-seven of the issued and outstanding shares of common stock of the Company. The Certificate of Amendment also reduced the number of authorized shares of common stock of the Company at a ratio of one-for-seven. The reverse split was effective as of February 1, 2008.

In addition, as of February 8, 2008, the trading symbol of the Company's common stock has been changed from BLLG to BLKL.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Exhibit Name
3.1	Certificate of Amendment

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Blink Logic Inc.

/s/ L.R. Bruce

Date: February 7, 2008

L.R. Bruce
Chief Financial Officer

Exhibit Index

Exhibit No.	Exhibit Name
3.1	Certificate of Amendment

Exhibit 3.1



STATE OF NEVADA

ROSS MILLER
Secretary of State

SCOTT W. ANDERSON
Deputy Secretary
for Commercial Recordings

OFFICE OF THE
SECRETARY OF STATE

Certified Copy

February 1, 2008

Job Number: C20080201-2058
Reference Number: 00001714339-28
Expedite:
Through Date:

The undersigned filing officer hereby certifies that the attached copies are true and exact copies of all requested statements and related subsequent documentation filed with the Secretary of State's Office, Commercial Recordings Division listed on the attached report.

Document Number(s)	Description	Number of Pages
20080075747-70	Amendment	2 Pages/1 Copies



Respectfully,

ROSS MILLER
Secretary of State

By

Certification Clerk

Commercial Recording Division
202 N. Carson Street
Carson City, Nevada 89701-4069
Telephone (775) 684-5708
Fax (775) 684-7138





DEAN HELLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Filed in the office of

Ross Miller
Secretary of State
State of Nevada

Document Number
20080075747-70
Filing Date and Time
02/01/2008 2:10 PM
Entity Number
C15532-2002

Certificate of Amendment
(PURSUANT TO NRS 78.385 and 78.390)

Important: Read attached instructions before completing form.

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation: Blink Logic Inc.

2. The articles have been amended as follows (provide article numbers, if available):

Article IV is hereby amended in its entirety.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is:________________*

4. Effective date of filing (optional): ________________
(must not be later than 90 days after the certificate is filed)

5. Officer Signature (required): ________________

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Nevada Secretary of State AM 78.385 Amend 2003
Revised on: 11/03/03

NV008 - 12/12/2003 C T System Online

ARTICLE IV
Authorized Capital Stock

The authorized capital stock of the corporation shall consist of two (2) classes of stock, designated as Common Stock and Preferred Stock.

The total number of shares of Common Stock that the corporation will have the authority to issue is forty two million eight hundred and fifty seven thousand one hundred and forty three (42,857,143) shares. The shares shall have par value of $.001 per share. All of the Common Stock authorized herein shall have equal voting rights and powers without restrictions in preference.

The total number of shares of Preferred Stock that the corporation will have authority to issue is ten million (10,000,000) shares. The Preferred Stock shall have no stated value and par value of $.001 per share. The Preferred Stock shall be entitled to preference over the Common Stock with respect to the distribution of assets of the corporation in the event of liquidation, dissolution, or winding-up of the corporation, whether voluntarily or involuntary, or in the event of any other dissolution of assets of the corporation among its stockholders for the purposes of winding-up its affairs. The authorized but unissued shares of Preferred Stock may be divided into and issued in designated series from time to time by one or more resolutions adopted by the Board of Directors. The Directors in their sole discretion shall have the power to determine the relative powers, preferences, and rights of each series of Preferred Stock.